UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Luokung Technology Corp.
Full Name of Registrant

N/A
Former Name if Applicable

B9-8, Block B, SOHO Phase II, No 9, Guanghua Road
Address of Principal Executive Office (Street and Number)

Chaoyang District, Beijing, People’s Republic of China, 100020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Luokung Technology Corp. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”). The compilation, dissemination and review of the information required to be presented in the Form 20-F for the relevant period, including, without limitation, the financial statements to be included therein, has imposed time constraints that have rendered timely filing of the Form 20-F impracticable without undue hardship and expense to the Registrant. The Registrant undertakes the responsibility to file, and anticipates that it will file, the Form 20-F no later than fifteen days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jie Yu	+86 10	5327-4727
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects there will be significant changes to its revenue, cost of revenue and certain expenses for the fiscal year ended December 31, 2021, as compared to the information provided in its Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

For example, (i) the Registrant’s revenue for the year ended December 31, 2021 is expected to be $145,067,965, as compared to revenue of $18,263,788 for the year ended December 31, 2020, an increase of $126,804,177, or 694.3%, (ii) the Registrant’s cost of revenue for the year ended December 31, 2021 is expected to be $129,026,086, representing an increase of $111,546,607 or 638.2% as compared to $17,479,479 for the year ended December 31, 2020, (iii) the Registrant’s selling expense is expected to total $6,057,161 for the year ended December 31, 2021, as compared to $1,708,222 for the year ended December 31, 2020, an increase of $4,348,939 or 254.6%, (iv) the Registrant’s research and development expenses are expected to total $45,476,113 for the year ended December 31, 2021, as compared to $9,401,883 for the year ended December 31, 2020, an increase of $36,074,230 or 383.7% and (v) the Registrant’s other expense, net, is expected to amount to $3,978,751 for the year ended December 31, 2021, as compared to other income, net, of $193,888 for the year ended December 31, 2020, a change of $4,172,639, or 2,152%.

Luokung Technology Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2022	By:	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer

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